UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

                                                              Artes Medical, Inc.
(Name of Issuer)

                                         Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

                                                                     04301Q100
(CUSIP Number)

Simon M. Lorne, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor
New York, New York 10103
                                                                   (212) 841-4100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                                              December 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 04301Q100
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Springview Group LLC 20-2196675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,952
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 263,952
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 04301Q100
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group, L.P. 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,952
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 263,952
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 04301Q100
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 04301Q100
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,952
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 963,952
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 04301Q100
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,952
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 963,952
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.           Security and Issuer.

     The name of the issuer is Artes Medical, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 5870 Pacific Center Boulevard, San Diego, California 92121. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.001 per share (the "Common Stock").

Item 2.          Identity and Background.

     (a)-(c), (f).   This statement is being filed by Springview Group LLC, a Delaware limited liability company ("Springview Group") and Millenco, L.L.C., a Delaware limited liability company, formerly known as Millenco, L.P., a Delaware limited partnership ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group") is the managing member of Springview Group. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Integrated Holding Group and the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Springview Group and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Springview Group or by Millenco.

     The business address for Springview Group, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

     Note:   Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") is a non-managing member of Millenco and a limited partner of Integrated Holding Group. As such, Millennium Partners has no investment or voting control over Millenco, Integrated Holding Group, or Springview Group, or their securities positions.

     Millennium SMC LLC and Millennium SMC (Cayman) Ltd. are both limited partners of Integrated Holding Group. As such, neither Millennium SMC LLC nor Millennium SMC (Cayman) Ltd. has investment or voting control over Integrated Holding Group or Springview Group or their securities positions.

     (d).   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e).   On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

     Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and prophylactic relief.

Item 3.          Source and Amount of Funds or Other Consideration.

     Pursuant to the Issuer’s initial public offering which closed on December 27, 2006, Springview Group expended $1,583,700 and Millenco expended $4,200,000 to acquire the 263,952 shares and 700,000 shares of Common Stock held as of the date hereof by Springview Group and Millenco, respectively. Springview Group and Millenco effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.           Purpose of Transaction.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

     The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.          Interest in Securities of the Issuer.

      (a)   As of the date of this filing, (i) Springview Group is the beneficial owner of 263,952 shares of Common Stock and (ii) Millenco is the beneficial owner of 700,000 shares of Common Stock.

      Integrated Holding Group, as the managing member of Springview Group, may be deemed to beneficially own the above described shares beneficially owned by Springview Group.

      Millennium Management, as the managing partner of Integrated Holding Group and the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Springview Group and Millenco, respectively.

      Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Springview Group and Millenco, respectively.

      The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Springview Group and Millenco.

      Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be the beneficial owner of 963,952 shares of Common Stock, which represents in the aggregate approximately 5.9% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of (i) 15,634,343 shares of Common Stock outstanding after the Issuer’s initial public offering, as reported by the Issuer in the Prospectus filed pursuant to Rule 424(b)(4), dated as of December 19, 2006, as filed with the Securities and Exchange Commission on December 20, 2006, plus (ii) an additional 690,000 shares of Common Stock issued to the Issuer’s underwriters pursuant to an over-allotment option as announced on December 27, 2006, for a total of 16,324,343 shares of Common Stock outstanding as of December 27, 2006.

      (b)   Springview Group may be deemed to hold the sole power to vote and to dispose of the 263,952 shares of Common Stock described in (a) above. Millenco may be deemed to hold the sole power to vote and to dispose of the 700,000 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold the sole power to vote and to dispose of the 963,952 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Springview Group and Millenco.

      (c)   Transactions in Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. 400,000 shares of Common Stock were acquired by Springview Group and 700,000 shares of Common Stock were acquired by Millenco in the Issuer’s initial public offering. All subsequent transactions in the Common Stock were effected in the open market.

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Springview Group’s accounts (as the case may be) to the extent permitted by debit balances in such account. Millenco and Springview Group (as the case may be) generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Springview Group and/or Millenco, as applicable (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

     There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

     Exhibit I:  Joint Filing Agreement, dated as of December 28, 2006, by and among Springview Group LLC, Integrated Holding Group, L.P., Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2006

SPRINGVIEW GROUP LLC By: Integrated Holding Group, L.P. its managing member By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Artes Medical, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 28, 2006

SPRINGVIEW GROUP LLC By: Integrated Holding Group, L.P. its managing member By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock During the Past 60 Days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
12/20/2006	400,000	6
12/20/2006	700,000	6
12/20/2006	(95,415)	8.062350783
12/20/2006	(4,145)	8.088685163
12/20/2006	(1,500)	8.05
12/22/2006	(34,988)	8.185835143

Note:   (i) All such transactions were effected by either Springview Group or Millenco.